Exhibit 99.1

PRESS RELEASE

WiLAN Reports 2016 Year End and Fourth Quarter

Financial Results

OTTAWA, Canada – February 9, 2017 – WiLAN (TSX:WIN) (NASD:WILN) today reported financial results for the three- and twelve-month periods ended December 31, 2016. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Fourth Quarter 2016 Highlights

•	Revenues of $30.2 million
•	EBITDA of $17.5 million, or $0.15 per basic share, representing 58% of revenue
•	GAAP net earnings of $8.6 million, or $0.07 per basic share
•	Acquired portfolios from GLOBALFOUNDRIES Inc. and Kodak Inc.
•	Launched litigation in China against Sony Corp.

Fiscal 2016 Highlights

•	Revenues of $92.9 million
•	EBITDA of $53.7 million, or $0.45 per basic share, representing 58% of revenue.
•	GAAP net earnings of $11.1 million, or $0.09 per basic share, up 10%
•	Returned $8.8 million to shareholders in dividend payments and share buybacks
•	Cash and cash equivalents and short-term investments at December 31, 2016 was $107.7 million
•	Signed 32 license agreements, including three renewals
•	Acquired patent portfolios under the partner model with Eastman Kodak, Panasonic, GLOBALFOUNDRIES, SRI International, Funai, Barron Associates and MLR, LLC
•	Entered into partnerships with University of Waterloo and University of Saskatchewan
•	Expanded litigation presence further into China, Germany and Canada

“2016 ended on a positive note with a strong quarter for revenue, EBITDA and cash flow,” said Jim Skippen CEO of Wilan. “During the year we added several exciting patent portfolios to our already substantial and valuable holdings, reflecting investment in our future. We also grew our pipeline of license opportunities by launching a number of negotiations and litigations with potential licensees in both our traditional U.S. market as well as in other geographies such as China, Germany and Canada.

Looking forward, we will remain patient in our license negotiations in order to obtain what we believe is fair value for our patents. This may lead to variability in our quarterly financial performance; however, we believe that it is absolutely in the best long-term interest of the business to protect the value of those patents. While financial performance has been lumpy in the past five quarters, in three of those quarters we have generated positive revenue surprises.”

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Approval of Eligible Dividend

The Board of Directors has declared an eligible quarterly dividend of CDN $0.0125 per common share to be paid on April 5, 2017, to shareholders of record on March 22, 2017.

Fourth Quarter and Fiscal Year 2016 Revenue Review

In the three month period ended December 31, 2016, WiLAN generated revenues of $30.2 million, compared with $26.0 million in the three month period ended December 31, 2015. In the twelve month period ended December 31, 2016, WiLAN generated revenues of $92.9 million, compared with $102.9 million in the twelve month period ended December 31, 2015.

For fiscal 2016, the decrease in revenues is primarily attributable to the completion of certain fixed payment license agreements offset by an increase of one-time payment license agreements signed during the quarter and fiscal year. For the twelve month period ended December 31, 2016, the top ten licensees accounted for 77% of revenues, whereas in fiscal 2015 the top ten licensees accounted for 76% of revenues.

Fourth Quarter and Fiscal Year 2016 Operating Expense Review

Cost of revenue expenses

In the three month period ended December 31, 2016, cost of revenue totaled $17.8 million compared with $18.1 million in the same period last year. The decrease in expenses year over year was primarily attributable to lower patent amortization expense offset by increases in compensation and benefits as well as litigation and contingent partner payments and legal fees. Amortization expense is lower as a number of acquisitions completed prior to fiscal 2010 have now been fully amortized. The increase in compensation and benefits expense was driven largely by increases in accrued variable compensation resulting from the achievement of certain performance objectives.

	Three months ended		Twelve months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

Compensation and benefits	$2,578	$1,289	$8,531	$6,680
Litigation	2,595	2,091	4,824	13,203
Patent maintenance, prosecution, and evaluation	1,864	1,999	9,959	7,715
Contingent partner payments and legal fees	2,987	2,400	5,722	3,617
Amortization of patents	7,626	9,979	34,244	37,723
Stock-based compensation	10	94	174	460
Other	174	249	657	1,002
	$17,834	$18,101	$64,111	$70,400
Percent of revenue	59%	70%	69%	68%
Increase (decrease) from comparative period	(1%)		(9%)

In the three month period ended December 31, 2016, litigation expenses amounted to $2.6 million compared

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with $2.1 million for the same period last year. Fourth quarter 2016 litigation expenses were slightly above the mid-point of guidance provided in the Company’s third quarter 2016 financial results press release of $1.5 to $3.1 million.

In the twelve month period ended December 31, 2016, cost of revenue was $64.1 million, compared with $70.4 million in the twelve month period ended December 31, 2015.

The decrease in expenses was primarily attributable to a decrease in litigation costs and amortization expense partially offset by an increase in compensation and benefits, patent maintenance, prosecution and evaluation expenses, and contingent partner payments and legal fees.

In the twelve month period ended December 31, 2016, litigation expenses were $4.8 million, compared with $13.2 million in the twelve month period ended December 31, 2015. The decrease in litigation expenses in 2016 is attributable to a decrease in the level of litigation activities that were not covered under contingency legal fee models as compared to fiscal 2015.

Litigation expenses are expected to vary from period to period due to the variability of litigation activities and shared risk fee arrangements with our law firms. We expect an increase in litigation expenses in fiscal 2017 as a result of the expected level of litigation activities and the corresponding fee arrangements.

Patent maintenance and prosecution expenses increased over the same period last year as a result of the increased number of patents and applications the Company currently maintains. The Company is actively working to reduce the number of non-core patents in its portfolio through a combination of strategic sales, lifetime licenses, and in certain cases the abandonment of several patents and applications.

Marketing, general, and administration expenses (“MG&A”)

In the three month period ended December 31, 2016, MG&A expenses amounted to $2.5 million, or 8% of revenue, compared with $1.6 million, or 6% of revenue, in the same period last year. In the twelve month period ended December 31, 2016, MG&A expenses amounted to $9.8 million, or 11% of revenue, as compared to $7.5 million, or 7% of revenue, in 2015.

The quarterly and annual increases in MG&A spending are both primarily attributable to an increase in compensation and benefits as a result of higher accrued variable compensation and higher public company costs from higher restricted share and deferred stock unit accruals given the Company’s share price.

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	Three months ended		Twelve months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

Compensation and benefits	$1,466	$844	$5,416	$3,608
Depreciation	93	102	407	422
Stock-based compensation	12	47	43	307
Public company costs	384	219	1,681	1,199
Facilities	151	136	633	575
Other	385	235	1,614	1,351
	$2,491	$1,583	$9,794	$7,462
Percent of revenue	8%	6%	11%	7%
Increase from comparative period	57%		31%

Research and development expenses (“R&D”)

Restructuring activities completed in fiscal 2015 resulted in the elimination of our R&D activities and as a result we did not incur any expenses related to R&D during fiscal 2016.

Foreign Exchange

In the three month period ended December 31, 2016, the Company incurred a foreign exchange loss of $0.1 million compared with a loss of $0.1 million in the three month period ended December 31, 2015. For the twelve month period ended December 31, 2016, the Company incurred a foreign exchange gain of $0.1 million compared to a loss of $3.0 million in 2015.

Unrealized foreign exchange gains and losses result from the translation of monetary accounts, primarily cash and cash equivalents, short-term investments, dividends, and accounts payable, denominated in Canadian dollars to U.S. dollars.

Fourth Quarter and Fiscal Year 2016 Earnings Review

In the three month period ended December 31, 2016, WiLAN generated EBITDA of $17.5 million or $0.15 per basic share, compared with $12.9 million or $0.11 per basic share, in the same period last year. In the twelve month period ended December 31, 2016, WiLAN generated EBITDA of $53.7 million or $0.45 per basic share, compared with $54.7 million or $0.45 per basic share, in 2015.

The Company’s GAAP earnings amounted to $8.6 million, or $0.07 per basic share, in the three month period ended December 31, 2016 compared with GAAP earnings of $3.0 million, or $0.02 per basic share, in the same period last year. For the twelve month period ended December 31, 2016, GAAP earnings amounted to $11.1 million, or $0.09 per basic share, compared with GAAP earnings of $10.0 million, or $0.08 per basic share, in 2015.

Fourth Quarter and Fiscal Year 2016 Balance Sheet and Cash Flow Review

At December 31, 2016, the Company’s cash, comprised of cash and cash equivalents and short-term investments, totaled $107.7 million, representing an increase of $13.1 million from the cash position at December 31, 2015. The increase is primarily attributable to $36.8 million cash generated from operations

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offset by payments for patents acquired in the current and previous years totaling $15.2 million, the repurchase of common shares under a normal course issuer bid totaling $4.2 million and the payment of dividends totaling $4.5 million. The Company’s cash equivalents and short-term investments include T-bills, term deposits and GICs.

Fiscal 2017 Financial Guidance

Cash operating expenses for the first quarter of 2017 are expected to be in the range of $8.5 million to $11.0 million, of which $2.5 million to $3.5 million is expected to be litigation expense. These expenses exclude any contingent partner payments and contingent legal fees.

Conference Call Information – February 9, 2016 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time. WiLAN President & CEO, Jim Skippen and CFO, Shaun McEwan will host the call.

Calling Information

A live audio webcast will be available at http://www.gowebcasting.com/8328

•To access the call from Canada and U.S., dial 1.866.822.1668 (Toll Free)

•To access the call from other locations, dial 1.647.427.2297 (International)

Replay Information

A webcast of the call will be available at http://www.gowebcasting.com/8328

A replay will also be accessible by telephone until 11:59 PM ET on February 23, 2016.

Replay Number (Toll Free): 1.855.859.2056

Replay Number (International): 1.404.537.3406

Conference ID #: 59931305

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies. Founded in 1992, WiLAN is listed on the TSX and NASDAQ. For more information: www.wilan.com.

Non-GAAP Disclosure*

WiLAN follows U.S.GAAP in preparing its interim and annual financial statements. We use the term “EBITDA” to reference Earnings Before Interest, Taxes, Depreciation and Amortization. EBITDA are earnings from continuing operations before interest income, interest expense, depreciation expense, amortization expense, and the provision for (recovery of) income taxes as disclosed in the reconciliation of GAAP net earnings to EBITDA included in this press release. We report EBITDA in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. EBITDA is not a measure of financial performance under U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. EBITDA should not be

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interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with U.S. GAAP or as a measure of liquidity.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “we will remain, we believe, and this may lead” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 8, 2016 annual information form for the year ended December 31, 2015 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The above targets reflect our current business indicators and expectations and are subject to fluctuations in foreign currency exchange rates. Due to their nature, certain expense items, such as new litigation actions, contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed in any particular quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual expenses incurred may exceed the expense guidance provided due, in part, to contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed during the quarter.

Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For media and investor inquiries, please contact:

Shaun McEwan

Chief Financial Officer

O: 613.688.4898

C: 613.697.7159

E: smcewan@wilan.com

Dave Mason

Investor Relations

T: 613.688.1693

E: dave.mason@loderockadvisors.com

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Wi-LAN Inc.

Consolidated Statements of Operations

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

Revenue	$30,186	$26,017	$92,876	$102,855

Operating expenses
Cost of revenue	17,834	18,101	64,111	70,400
Research and development	-	412	-	2,430
Marketing, general and administration	2,491	1,583	9,794	7,462
Foreign exchange loss (gain)	96	91	(103)	2,985
Impairment of assets	-	1,747	-	1,747
Restructuring charges	-	1,302	-	1,302
Total operating expenses	20,421	23,236	73,802	86,326
Earnings from operations	9,765	2,781	19,074	16,529
Interest income	172	97	548	428
Earnings before income taxes	9,937	2,878	19,622	16,957
Provision for (recovery of) income tax expense
Current	651	1,140	5,539	4,013
Deferred	659	(1,269)	3,031	2,908
	1,310	(129)	8,570	6,921
Net and comprehensive earnings	$8,627	$3,007	$11,052	$10,036

Earnings per share
Basic	$0.07	$0.02	$0.09	$0.08
Diluted	$0.07	$0.02	$0.09	$0.08

Weighted average number of common shares
Basic	118,555,989	120,817,531	119,245,581	120,713,535
Diluted	118,555,989	120,817,531	119,245,581	120,720,171

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Wi-LAN Inc.

Consolidated Balance Sheets

(in thousands of United States dollars)

As at	December 31, 2016	December 31, 2015
Current assets
Cash and cash equivalents	$106,553	$93,431
Short-term investments	1,154	1,120
Accounts receivable	20,357	8,436
Prepaid expenses and deposits	1,293	1,607
	129,357	104,594
Loan receivable	1,766	1,497
Property and equipment, net	1,240	1,614
Patents, net	123,351	155,213
Deferred tax asset	14,646	17,677
Goodwill	12,623	12,623
	$282,983	$293,218

Current liabilities
Accounts payable and accrued liabilities	$15,645	$23,205
Current portion of patent finance obligations	10,372	8,085
	26,017	31,290
Patent finance obligations	12,775	19,895
Success fee obligation	47	655
	38,839	51,840

Shareholders' equity
Capital stock	419,485	427,781
Additional paid-in capital	21,036	16,549
Accumulated other comprehensive income	16,225	16,225
Deficit	(212,602)	(219,177)
	244,144	241,378
	$282,983	$293,218

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Wi-LAN Inc.

Consolidated Statements of Cash Flow

(in thousands of United States dollars)

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Cash generated from (used in)
Operations
Net earnings	$8,627	$3,007	$11,052	$10,036
Non-cash items
Stock-based compensation	20	145	217	847
Depreciation and amortization	7,719	10,086	34,651	38,164
Foreign exchange loss	90	186	(247)	1,339
Loss on disposal of assets	-	15	13	15
Impairment of assets	-	1,747	-	1,747
Deferred income tax (recovery) expense	657	(1,269)	3,031	2,908
Accrued interest income	(75)	(64)	(269)	(229)
Changes in non-cash working capital balances
Accounts receivable	(13,435)	(4,202)	(11,921)	(6,238)
Prepaid expenses and deposits	(220)	(674)	314	(1,113)
Payments associated with success fee obligation	(796)	(737)	(3,007)	(3,736)
Accounts payable and accrued liabilities	4,990	2,437	3,008	(208)
Cash generated from operations	7,577	10,677	36,842	43,532
Financing
Dividends paid	(1,132)	(4,817)	(4,527)	(20,082)
Common shares repurchased under normal course issuer bid	-	-	(4,225)	(329)
Common shares issued for cash on the exercise of options	-	-	11	1,269
Common shares issued for cash from Employee Share Purchase Plan	37	50	72	131
Cash used in financing	(1,095)	(4,767)	(8,669)	(19,011)
Investing
Purchase of property and equipment	(2)	(9)	(48)	(178)
Repayment of patent finance obligations	(1,388)	(3,533)	(5,555)	(18,127)
Purchase of patents	(510)	(3,270)	(9,660)	(37,973)
Cash used in investing	(1,900)	(6,812)	(15,263)	(56,278)
Foreign exchange (gain) loss on cash held in foreign currency	(63)	(145)	212	(1,123)

Net cash and cash equivalents (used) generated in the period	4,519	(1,047)	13,122	(32,880)
Cash and cash equivalents, beginning of the period	102,034	94,478	93,431	126,311
Cash and cash equivalents, end of the period	$106,553	$93,431	$106,553	$60,551

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Wi-LAN Inc.

Consolidated Statement of Shareholders’ Equity

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2014	$426,037	$16,375	$16,225	$(212,880)	$245,757

Comprehensive earnings:
Net earnings	-	-	-	10,036	10,036
Shares and options issued:
Stock-based compensation expense	-	847	-	-	847
Exercise of stock options	2,056	(787)	-	-	1,269
Sale of shares under Employee Share Purchase Plan	131	-	-	-	131
Shares repurchased under normal course issuer bid	(443)	114	-	-	(329)
Dividends declared	-	-	-	(16,333)	(16,333)
Balance - December 31, 2015	$427,781	$16,549	$16,225	$(219,177)	$241,378

Comprehensive earnings:
Net earnings	-	-	-	11,052	11,052
Shares and options issued:
Stock-based compensation expense	-	217	-	-	217
Conversion of deferred stock units to common shares	116	-	-	-	116
Exercise of stock options	17	(6)	-	-	11
Sale of shares under Employee Share Purchase Plan	72	-	-	-	72
Shares repurchased under normal course issuer bid	(8,501)	4,276	-	-	(4,225)
Dividends declared	-	-	-	(4,477)	(4,477)
Balance - December 31, 2016	$419,485	$21,036	$16,225	$(212,602)	$244,144

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Wi-LAN Inc.

Reconciliation of GAAP Net Earnings EBITDA

(in thousands of United States dollars, except share and per share amounts)

	Three months ended		Twelve months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Net earnings under GAAP	$8,627	$3,007	$11,052	$10,036

Adjusted for:
Interest income	(172)	(97)	(548)	(428)
Depreciation and amortization	7,719	10,086	34,651	38,164
Income tax expense (recovery)	1,310	(129)	8,570	6,921
EBITDA	$17,484	$12,867	$53,725	$54,693

Weighted average number of common shares (1)
Basic	118,555,989	120,817,531	119,245,581	120,713,535

Earnings per basic share under GAAP	$0.07	$0.02	$0.09	$0.08

Adjusted for:
Interest income	(0.00)	(0.00)	(0.00)	(0.00)
Depreciation and amortization	0.07	0.08	0.29	0.32
Income tax expense (recovery)	0.01	(0.00)	0.07	0.06
EBITDA per basic share	$0.15	$0.11	$0.45	$0.45

1. Weighted average number of common shares used in the calculation of EBITDA per basic share and earnings per basic share under GAAP.

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